Exhibit 99.1

INTERCURE LTD.

(“Intercure”)

Extraordinary General Meeting of Shareholders

of Intercure Ltd. held on December 30, 2021

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

HERZLIYA, ISRAEL — (December 30, 2021) Intercure Ltd. (the “Company”) announces today the results of the Annual General Meeting of shareholders of the Company, held today, Thursday, December 30, 2021, in Bnei Brak, Israel (the “Meeting”). At the Meeting, all of the proposals set forth in the Company’s management information circular dated November 29, 2021 (the “Circular”) were approved by the required majority of the shareholders. The resolutions were as follows:

Item 1: Election of Lennie Michelson Grinbaum

Lennie Michelson Grinbaum was elected to hold office as an external director of Intercure, commencing on September 4, 2021 for a period of three years. Based on proxies received prior to the Meeting, votes were cast as follows:

	FOR	Voters who voted FOR and are not a controlling shareholder / have a personal interest	AGAINST	WITHHELD
Vote	14,631,775	4,805,372	327,975	1,042
% of all votes	97.80%	32.12%	2.19%	0.007%
% of all votes out of non controlling shareholders / those who have a personal interest – not including withheld		93.61%	6.38%

Item 2: Election of Gideon Hirschfeld

Gideon Hirschfeld was elected to hold office as an external director of Intercure, commencing on September 24, 2021 for a period of three years. Based on proxies received prior to the Meeting, votes were cast as follows:

	FOR	Voters Who Voted FOR and Are Not a Controlling Shareholder / Have a Personal Interest	AGAINST	WITHHELD
Vote	14,626,287	4,800,897	328,049	456
% of all votes	97.81%	32.10%	2.19%	0.003%
% of all votes out of non controlling shareholders / those who have a personal interest – not including withheld		93.6%	6.39%

The Circular contains a full description of the matters voted upon at the Meeting, a copy of which is available at www.sedar.com.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

For further information, please contact:

Amos Cohen, Chief Financial Officer

amos@canndoc-pharma.com